UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-33795

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal Bank’s 401(k) Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME FEDERAL BANCORP, INC.
500 12th Avenue South
Nampa, Idaho  83651

REQUIRED INFORMATION

The following financial statements and supplemental schedule for Home Federal Bank’s 401(k) Plan are being filed herewith:	Page

Report of Independent Registered Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	3
Notes to the Financial Statements	4-12
Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13
Exhibits:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Home Federal Bank’s 401(k) Plan

/s/Eric S. Nadeau
Eric S. Nadeau Trustee

Date:  June 27, 2011

HOME FEDERAL BANK’S 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND
FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statement of net assets available for benefits	2

Statement of changes in net assets available for benefits	3

Notes to financial statements	4-12

SUPPLEMENTAL INFORMATION

Schedule H, line 4i - Schedule of assets (held at end of year)	13

 (i)

[MOSS ADAMS LLP LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Home Federal Bank 401(K) Plan
Nampa, Idaho

We have audited the accompanying statements of net assets available for benefits of Home Federal Bank 401(K) Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Federal Bank 401(K) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes at year end is presented for purposes of additional analysis, and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Spokane, Washington
June 27, 2011

HOME FEDERAL BANK 401(K) PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

INVESTMENTS, AT FAIR VALUE
Pooled separate accounts	$4,758,044	$3,608,927
Mutual funds	2,004,969	741,021
Common stock	2,730,369	2,981,898

Total investments	9,493,382	7,331,846

Notes receivable from participants	210,021	125,202
Contributions receivable	149,156	122,742

NET ASSETS AVAILABLE FOR BENEFITS	$9,852,559	$7,579,790

See accompanying notes.

HOME FEDERAL BANK 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$105,883	$79,057
Net appreciation of fair value of investments	188,498	1,209,786

Total Investment Income	294,381	1,288,843

Interest income on notes receivable from participants	8,105	5,291

Contributions:
Participants	768,126	674,598
Employer matching	278,902	321,207
Rollovers	2,036,612	722,489

Total Contributions	3,083,640	1,718,294

Transfers to the plan	61,328	-

Total additions	3,447,454	3,012,428

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,156,409	894,410
Administrative expenses	18,276	13,908

Total deductions	1,174,685	908,318

NET INCREASE	2,272,769	2,104,110

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	7,579,790	5,475,680

End of year	$9,852,559	$7,579,790

See accompanying notes.

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies

Basis of accounting:
The accompanying financial statements have been prepared under the accrual method of accounting.

Valuation of investments:
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date.

The Plan classified its investments as of December 31, 2010 and 2009, based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 5). The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009:

Shares of mutual funds are valued using the net asset value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and is classified within level 1 of the valuation hierarchy.

Units held in pooled separate accounts are valued using the NAV of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding. The NAV of a pooled separate account is calculated based on a compilation of primarily observable market information. The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund. Accordingly, the unit value for a pooled separate account is classified within Level 2 of the valuation hierarchy. The Plan invests in the following pooled separate accounts that represent 5% or more of the Plan’s net assets at December 31, 2010:

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies (Continued)

Valuation of investments (continued):

Name of Fund	Strategy	Redemption Restrictions
Principal Global Investors Money Market	As high a level of current income as is considered consistent with preservation of principal and maintenance of liquidity.	None
Principal Global Lifetime 2020	Long-term growth of capital and current income.	One transfer in a 30 day period
Principal Global Lifetime 2030	Long-term growth of capital and current income.	One transfer in a 30 day period
Principal Management Lifetime 2035	Long-term growth of capital and current income.	One transfer in a 30 day period

Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Common and preferred stock are generally classified within Level 1 of the valuation hierarchy.

Net appreciation or depreciation in the fair value of investments presented in the statement of changes in net assets available for Plan benefits consists of both realized and unrealized gains and losses on those investments.  Purchases and sales of securities are recorded on a trade date basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants:
Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

Payment of benefits:
Benefits are recorded when paid.

Income tax status:
The Plan has filed for a letter of determination from the Internal Revenue Service regarding the tax-qualified status of the Plan and the related tax exempt status of the accompanying trust. The Company believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies (Continued)

Income Tax Status (continued):
December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for Plan benefits during the reporting period.  Actual results could differ from those estimates.

Recent accounting pronouncements:
In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010. See Note 5.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.  The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010.  The Plan has adopted this guidance effective December 31, 2010 and has reclassified participant loans of $210,021 and $125,202 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

Reclassifications

Certain amounts in 2009 have been reclassified to conform with the 2010 presentation.

Subsequent Events

Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are available to be issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of Accounting Policies (Continued)

Subsequent Events (continued)

inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are available to be issued. The Plan has evaluated subsequent events through  June 27, 2011, which is the date financial statements were available to be issued.

Note 2 - Plan Description

General:
The following description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

The Plan is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code.  The Plan covers substantially all employees of Home Federal Bank (Bank), a wholly owned subsidiary of Home Federal Bancorp, Inc. (Bancorp).  The Plan is subject to federal laws, such as the Employee Retirement Income Security Act (ERISA), the Internal Revenue Code, and other applicable federal and state laws.  The provisions of the Plan are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service (IRS) or Department of Labor (DOL).

The Plan was amended and restated effective October 1, 2010. There were no significant changes as a result of this restatement.

Eligibility:
Eligible employees may participate in the Plan once the service requirements described below are met.

(1)	To make elective deferrals: Employees are eligible to enter the Plan as a participant for the purpose of making elective deferrals upon completing one hour of service.

(2)	To receive matching contributions: Employees are eligible to enter the Plan as a participant for the purpose of receiving matching contributions upon completing one hour of service.

To make elective deferrals: After the eligibility requirements are satisfied, an employee may enter the Plan as a participant on the January 1st, April 1st, July 1st, or October 1st that coincides with or next follows the date on which the employee satisfied those requirements.

To receive matching contributions: After the eligibility requirements are satisfied, an employee may enter the Plan as a participant on the January 1st, April 1st, July 1st, or October 1st that coincides with or next follows the date on which the employee satisfied those requirements.

Contributions:
Participants in this Plan may elect to reduce their compensation by a specific percentage or dollar amount up to 100% of pre-tax annual compensation, and have that amount contributed to the Plan on a pre-tax basis as a salary deferral, subject to IRS limitations. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. The Plan provides for automatic Elective

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (Continued)

Contributions (continued):

Deferral Contributions at 3% of compensation. The Participant may affirmatively elect a different percentage or elect not to make Elective Deferral Contributions, and may elect to designate all or any portion of his Elective Deferral Contributions as a Roth Elective Deferral Contribution. Participants may also elect to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a variety of pooled separate accounts, mutual funds, and Bancorp common stock.

Matching contributions are made as a percentage of the amount of salary deferred by employees.  Additional discretionary contributions can also be made to the Plan.  Both types of contributions are made at the discretion of the Board of Directors.  The Bank elected to make matching contributions equal to 50% of the first 6% and the first 10% of compensation that a participant contributed to the Plan during 2010 and 2009 respectively.  The Bank’s contributions equaled $278,902 and $321,207 during the years ended December 31, 2010 and 2009, respectively.  No additional employer discretionary contributions were made during 2010 and 2009.

Vesting:
Participants are immediately vested in their voluntary contributions, any rollover contributions, as well as any income or loss thereon.

The vested percentage in a participant’s account attributable to employer matching and discretionary contributions is determined under the following schedule and is based on years of service.  A participant will always be 100% vested if employed on or after normal retirement age, death, or disability.

Vesting Schedule
Employer Contributions

Years of Service	Percentage
1	0%
2	0%
3	100%

Participant’s accounts:
Each participant’s account is credited with the participant’s contribution and the allocation of the Bank’s contributions, Plan earnings, and charged with an allocation of administrative expenses.  Earnings allocations are based on participant investment balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Forfeitures:
If a participant is not vested in their account balance when they leave, the nonvested portion of their account balance will be forfeited on the earlier of:

a)	the distribution of their entire vested account balance, or

b)	five consecutive one-year breaks in service

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Plan Description (Continued)

Forfeitures (continued):
Forfeitures of matching and discretionary contributions are either reallocated as employer contributions or used to pay Plan expenses.  In 2010 and 2009, employer contributions were reduced by $11,342 and $12,546, respectively from forfeited nonvested accounts.  In addition, balances of $122 and $9,777 as of December 31, 2010 and 2009, respectively, were available to reduce future employer contributions. If a participant is employed on or after their normal retirement age, death, or disability, they will be 100% vested.

Notes receivable from participants:
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The number of outstanding loans shall be limited to two per participant. Effective January 1, 2009, the maximum loan term is five years. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.25% to 9.75% with various maturities through 2020. Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits:
On termination of employment due to retirement, death, or disability, a participant or his/her beneficiaries may elect to receive an amount equal to the value of the participant’s account balance in a lump-sum amount.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  There were no distributions requested but not yet remitted as of December 31, 2010 and 2009, respectively.

Plan termination:
Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their accounts and any unallocated forfeitures would first be utilized to pay any outstanding fees to the Plan. Any remaining funds would be allocated to the participants.

Administrative expenses:
Certain administrative expenses of the Plan are paid directly by the Bank.

Note 3 - Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2010 and 2009:

2010
Mutual Funds:
PIMCO Total Return R Fund	$754,032
Pooled Separate Accounts:
Principal Global Investors Money Market	637,608
Principal Global Lifetime 2020	715,951
Principal Global Lifetime 2030	664,153
Principal Global Lifetime 2035	493,811

Common Stock:
Home Federal Bancorp, Inc.	2,730,369

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Investments (Continued)	2009

Principal Global Investors Money Market	$1,065,186
Principal Global Lifetime 2030	391,619

Common Stock:
Home Federal Bancorp, Inc.	2,981,898

During 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009

Pooled separate accounts	$431,237	$469,645
Mutual funds	49,740	124,738
Common stock	(292,479)	615,403

NET APPRECIATION OF
FAIR VALUE OF INVESTMENTS	$188,498	$1,209,786

Note 4 - Parties in Interest

Certain Plan investments are shares in the Bancorp’s common stock.  These transactions represent investments in the Bancorp and, therefore, qualify as parties in interest.

Certain Plan investments are shares of pooled separate accounts managed by Principal Financial Group.  Principal Financial Group is the Trustee as defined by the Plan and, therefore, these transactions qualify as party in interest transactions.

The Plan also has notes receivable from participants, which qualify as party in interest transactions.

Note 5 - Fair Value Investment

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$869,847			$869,847
Income funds	129,539			129,539
Growth funds	1,005,583			1,005,583

Total mutual funds	2,004,969	-	-	2,004,969

Pooled separate accounts:
Fixed income funds		637,608		637,608
Index funds		636,717		636,717
Growth funds		175,421		175,421
Balanced funds		3,308,298		3,308,298

Total pooled separate
accounts	-	4,758,044	-	4,758,044

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 - Fair Value Investment (Continued)

Common stocks:
Financial	2,730,369	-	-	2,730,369

TOTAL ASSETS AT
FAIR VALUE	$4,735,338	$4,758,044	$-	$9,493,382

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Fixed income funds	$313,275	$-	$-	$313,275
Income funds	65,268	-	-	65,268
Growth funds	362,478	-	-	362,478

Total mutual funds	741,021	-	-	741,021

Pooled separate accounts:
Fixed income funds	-	1,065,186	-	1,065,186
Index funds	-	466,153	-	466,153
Growth funds	-	490,180	-	490,180
Balanced funds	-	1,587,408	-	1,587,408

Total pooled separate
accounts	-	3,608,927	-	3,608,927

Common stocks:
Financial	2,981,898	-	-	2,981,898

TOTAL ASSETS AT
FAIR VALUE	$3,722,919	$3,608,927	$-	$7,331,846

Note 6 - Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statement of net assets available for benefits.

HOME FEDERAL BANK 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 7 – Reconciliation to Form 5500

The Form 5500 has certain items that differ from amounts shown on the accompanying financial statements. These differences relate to classification only and have no effect upon assets available for benefits at December 31, 2010 and 2009.

Supplemental Schedule

[MOSS ADAMS LLP LETTERHEAD]

REPORT OF INDEPENDENT AUDITORS

To the Audit Committee
Home Federal Bank 401(K) Plan
Nampa, Idaho

We were engaged to audit the accompanying statements of net assets available for benefits of Home Federal Bank 401(K) Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended and the supplemental Schedule H, Line 4i - Schedule of assets (held at end of year) as of December 31, 2010. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Federal Bank 401(K) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4(i) - Schedule of assets (held at end of year) as of December 31, 2010,  is presented for purposes of additional analysis, and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Spokane, Washington
June 27, 2011

HOME FEDERAL BANK 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan’s Sponsor EIN:	82-0127850
Plan Number:	002

		(c) Description, Including Maturity Date	December 31, 2010
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value

	Mutual funds:
	Pimco Total Return R Fund	69,496 units	**	$ 754,032
	AM FDS Europacific GRTH	9,977 units	**	405,377
	Janus Forty C Fund	8,717 units	**	281,051
	Prudential Jenn MDCP GR R Fund	5,492 units	**	148,681
	A CENT EQTY Inc R	17,992 units	**	129,539
	Pimco Real Return R Fund	10,195 units	**	115,815
	Franklin Small Cap Value	1,977 units	**	87,526
	Fidelity ADV Small Cap	3,404 units	**	82,948

	Total mutual funds			2,004,969

	Pooled separate accounts:
*	Principal Global Money Market	14,121 units	**	637,608
*	Principal Global Lifetime 2010	12,292 units	**	182,124
*	Principal Global Lifetime 2020	46,703 units	**	715,951
*	Principal Global Lifetime 2030	43,664 units	**	664,153
*	Principal Global Lifetime 2040	15,201 units	**	226,004
*	Principal Global Lifetime 2050	7,966 units	**	116,487
*	Principal Lifetm STR Inc	1,516 units	**	21,624
	MIDCA Value I SEP Acct	4,801 units	**	169,468
*	Principal Global SMCAP Stk Index	8,312 units	**	198,358
*	Principal Global MIDCAP Stk Index	5,854 units	**	139,945
*	Principal Global LGCAP Stk Index	6,265 units	**	298,415
*	Principal Global U.S. Property	14 units	**	5,952
*	Principal Management Lifetime 2015	38,226 units	**	394,058
*	Principal Management Lifetime 2025	34,430 units	**	348,221
*	Principal Management Lifetime 2035	49,344 units	**	493,811
*	Principal Management Lifetime 2045	12,902 units	**	128,249
*	Principal Management Lifetime 2055	1,781 units	**	17,617

	Total pooled separate accounts			4,758,044

	Common stock:
*	Home Federal Bancorp, Inc.	222,524 shares	**	2,730,369

*	Participant loans	3.25% - 9.75%		210,021

				$ 9,703,403

* - A party in interest, as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.

14